UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. MH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 95,504(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 95,504(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,504(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by MH-LT-Investments GmbH (“MH-LT-Investments”) and Dr. Dr. Matthias Hothum (“Dr. Hothum and collectively with MH-LT-Investments, the “Reporting Persons”). MH-LT-Investments is a party by way of accession to the Shareholders’ Agreement described in Item 6 of this Schedule 13D, which governs the voting and the disposition of the common shares of the Issuer.

(2)	Represents 95,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 221,981,253 common shares of CureVac N.V. outstanding as set forth in the prospectus supplement filed by the Issuer with the SEC on February 9, 2023 (the “Prospectus Supplement”).

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Matthias Hothum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,121

	8.	Shared Voting Power 70,277,264 (2)

	9.	Sole Dispositive Power 3,121

	10.	Shared Dispositive Power 70,277,264 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,280,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich and collectively with 4H invest, the “Reporting Persons”). 4H invest is a party to the Shareholders’ Agreement described in Item 6 of this Schedule 13D, which governs the voting and the disposition of the common shares of the Issuer. Dr. Hothum is one of two general partners and also a managing director of the other general partner of dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), but expressly disclaims status as member of a “group” for purposes of this Schedule 13D.

(2)	Represents 70,181,760 shares held of record by dievini and 95,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 221,981,253 common shares of CureVac N.V. outstanding as set forth in the Prospectus Supplement.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2022 by the Reporting Persons (the “Initial Statement” and, as amended and supplemented through the date of this Amendment, collectively, the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

The discussion of the Shareholders’ Agreement in Item 6 of the Statement is amended to read as set forth in Item 6 of this Amendment to reflect the extension of its term and Item 5 of the Statement is amended to account for the offering of 27,027,028 Common Shares by the Issuer as set forth on the Prospectus Supplement.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.  In his capacity as a one of two general partners and also a managing director of the other general partner of dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), Dr. Hothum shares voting and dispositive power over the Shares held by dievini, and may be deemed to beneficially own such Shares held by dievini. However, Dr. Hothum disclaims beneficial ownership of the Shares held by dievini except to the extent of his pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders’ Agreement

In connection with an investment made in the Issuer by Kreditanstalt für Wiederaufbau (“KfW”), KfW, dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), and Dietmar Hopp entered into the Shareholders’ Agreement agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions, to which DH-LT-Investments GmbH, MH-LT Investments GmbH, Zweite DH Verwaltungs GmbH, 4H invest GmbH and Bohlini invest GmbH acceded in connection with private placement and private transfers permitted in accordance with the Second Supplement (described further below). In particular, the parties agreed to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders’ Agreement, Dietmar Hopp had agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Dietmar Hopp has effected this purchase through DH-LT-Investments GmbH.

The Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of KfW and dievini. On February 23, 2023, KfW provided a written notice to the other parties to the Shareholders’ Agreement exercising such extension right and the term of the Shareholders’ Agreement has been extended to December 31, 2024. The Shareholders’ Agreement may be terminated after December 31, 2024, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the Shareholders’ Agreement shall automatically terminate if KfW sells all or a part of its interest in the Issuer to a third party, subject to certain exceptions.

On January 13, 2022, the parties to the Shareholders’ Agreement entered into that certain Second Supplement to the Shareholders’ Agreement (the “Second Supplement”), whereby certain transfer restrictions and rights of first refusal relating to the parties’ interests in the Issuer, among others, were amended. Among other things, the Second Supplement:

●	Provides that, out of the Shares held of record by dievini and DH-LT Investments GmbH at the time of the entry into the Shareholders’ Agreement, 49,897,938 Shares are Restricted Shares (the “Restricted Shares”) and 29,877,279 Shares are Non-restricted dievini Shares (the “Unrestricted dievini Shares”);

●	Increases the number of Unrestricted dievini Shares that dievini and DH-LT Investments GmbH may dispose of during the period starting from August 15, 2021 and ending on August 14, 2022 (the “Extended Lock-Up Period”) from shares having a total selling price of up to EUR 250,000,000.00 to shares having an aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of up to EUR 450,000,000.00 (the “Cap”) and clarifies that such disposals are not subject to the right of first refusal in favor of KfW and without the acquirer being obliged to accede to the Shareholders’ Agreement;

●	Provides that any disposals by dievini after the Extended Lock-Up Period (but in case of Unrestricted dievini Shares only in excess of the Cap) are subject to a right of first refusal in favor of KfW;

●	Allows dievini and the dievini Shareholders to transfer Shares to a wider group of people and entities which is now defined as (1) dievini’s affiliates, (2) the ultimate beneficial owners of dievini and their relatives, (3) Dietmar Hopp, Daniel Hopp, Oliver Hopp, Prof Dr Christof Hettich, Dr Friedrich von Bohlen und Halbach, Dr Mathias Hothum and their respective relatives, and (4) partnerships and/or companies solely or jointly controlled by the persons referred to in the foregoing clauses (2) and (3) (collectively, the “dievini Shareholders”) and clarifies that such transfers are not subject to the right of first refusal in favor of KfW provided that such dievini Shareholders receiving Shares agree to be bound by the Shareholders’ Agreement and that certain other conditions are satisfied;

●	Eliminates dievini’s right of first refusal with respect to any transfer of Shares by KfW; and

●	Provides that the Shareholders’ Agreement shall automatically terminate if KfW disposes of a number of Shares exceeding the aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value) of EUR 300,000,000 to a third party.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Power of Attorney (Incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by dievini Hopp BioTech holding GmbH & Co. KG and others with the SEC on March 17, 2022).

2.	Joint Filing Agreement (Incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed by the Reporting Persons on May 5, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2023

MH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
MATTHIAS HOTHUM